Exhibit 99.1

NEWS RELEASE
December 13th, 2012
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN DISCOVERS NEW AREA OF MINERALISATION AT TULIGTIC, MEXICO
2.4 KM TO SOUTHWEST FROM IXTACA ZONE, HITS 7.00 M OF 0.7 G/T GOLD

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce the discovery of a new area of mineralisation on Almaden’s 100% owned Tuligtic property, Mexico called the Tano zone. Five holes were drilled to test an area of where anomalous gold was detected in soil samples taken previously by the Company. One of the holes intersected significant mineralisation including 2.00 meters of 1.76 g/t gold. The Tano zone is one of several gold in soil anomalies on the greater than 14,000 hectare Tuligtic project that are located outside of the Ixtaca Zone.

Highlights from the holes released today include the following intercepts:

Hole TZ-12-003                                                      TANO ZONE
7.00 meters @ 0.71 g/t gold and 2.40 g/t silver (0.8 g/t gold equivalent)
Including                      2.00 meters @ 1.76 g/t gold and 5.45 g/t silver (1.9 g/t gold equivalent)

J.D. Poliquin, Chairman of Almaden commented, “This new discovery shows that the greater than 14,000 hectare Tuligtic project has potential to host significant mineralisation well beyond the Ixtaca Zone discovery area. The results are preliminary in nature but follow-up drilling is planned on the Tano zone as well as the other areas of anomalous gold in soil on the project. On the Ixtaca Zone itself, we are excited to be working towards our maiden resource estimation, however, these new results from outside the resource area show that the resource has potential to grow significantly beyond its current edges. Since the discovery in 2010 of the Main Ixtaca Zone we have found the parallel Ixtaca North Zone, the perpendicular Northeast Extension (Chemalaco) Zone and widespread mineralisation in the volcanic units. All of these zones remain open and drilling is on-going to continue to expand the resource beyond the boundaries set for the maiden resource.”

As discussed in more detail in Almaden’s previous news releases of April 6th, 2011 and June 29th 2011, surface work by the Company has identified numerous gold-silver targets on the Tuligtic project. The area of the Tuligtic project is partially covered by volcanic ash deposits which mask underlying potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several areas of elevated gold and silver values, and trace elements typically associated with epithermal vein systems. The Ixtaca zone is the largest area of gold/silver soil response but it is also the area with the least ash cover on the project. Management believes that the additional areas of anomalous gold and silver in soil could represent zones of underlying quartz-carbonate epithermal veining similar to that of the Ixtaca zone. Elevated gold and silver in soil at the Ixtaca East zone, located over 2 kilometres along strike from the Ixtaca zone soil anomaly, may represent the extension of veining and the Ixtaca zone in that direction. In total 2,999 soil samples have been taken on the Tuligtic property and have returned gold values from below detection to 720 ppb gold (0.72 g/t), averaging 8 ppb gold and from below detection to 30.6 g/t silver averaging 0.3 g/t silver. Rock samples of clay altered volcanic and vein float in the new areas returned highly anomalous values of gold and silver consistent with these interpretations. Highlights of sampling from these areas include:

Casa Azul Zone:   Located 2.3 kilometres north of the Ixtaca zone. Of the 171 soil samples defining the Azul anomaly, gold values ranged from below detection to 620 ppb Au and 30.6 g/t silver. A single grab of quartz-carbonate vein float found in the Azul zone returned 2 g/t gold and 37.8 g/t silver.

Sol Zone:   Located 2.5 kilometres northeast of the Ixtaca zone. Of the 36 soils defining the Sol soil anomaly, gold values ranged from below detection to 130 ppb gold and 4.5 g/t silver.
Below is a plan map and section which will be posted to the Company’s website (www.almadenminerals.com).

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the west and striking roughly north-south.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $35.6 MM as of July 4, 2012) mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

616,000 mE
616,100 mE
616,200 mE
616,300 mE
616,400 mE
616,500 mE
616,600 mE
2,175,500 mN
2,175,400 mN
2,175,300 mN
2,175,200 mN
2,175,100 mN
2,175,000 mN
2,174,900 mN
2,174,800 mN
2,174,700 mN
TZ-12-002
TZ-12-001
TZ-12-004
TZ-12-003
TZ-12-005
7.00m @ 0.8 g/t AuEq
including 2.00m @ 1.9 g/t AuEq
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
Soils - Au (ppb)
54.46 - 720.00
20.63 - 54.46
6.50 - 20.63
3.20 - 6.50
1.80 - 3.20
0.00 - 1.80
IXTACA PROJECT AREA
2.4 km
ENLARGED AREA
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Plan Map
Tano Zone
Scale: 1: 3500
Date: 22-Nov-12
SCALE
0
100m

2600m
2400m
Lapilli Tuff Breccia
Rhyolite
Rhyolite
Lapilli Tuff Breccia
Intrusive
TZ-12-005
TZ-12-004
TZ-12-003
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
Soils - Au (ppb)
54.46 - 720.00
20.63 - 54.46
6.50 - 20.63
3.20 - 6.50
1.80 - 3.20
0.00 - 1.80

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section through hole TZ-12-003
Looking N20W (+/- 25m)
Tano Zone

Scale: 1: 4000 | Date: 22-Nov-12

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TZ-12-003	89.00	96.00	7.00	0.7	2	0.8
including	89.00	91.00	2.00	1.8	5	1.9

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.